MASTERWORKS 076, LLC

53 Beach Street, 2nd Floor

New York, New York 10013

Phone: (203) 518-5172

October 12, 2021

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 076, LLC
Offering Statement on Form 1-A
Filed on September 14, 2021
File No. 024-11637

Withdrawal of Qualification Request

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on October 5, 2021, in which we requested that the Securities and Exchange Commission take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at 12:00 P.M. EST on October 7, 2021.

We are no longer requesting that such Offering Statement be declared qualified at this time and we hereby formally withdraw our request for acceleration of the qualification date.

Very truly yours,

MASTERWORKS 076, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

Taylor Beech (Securities and Exchange Commission)